UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CAZOO GROUP LTD

(Name of Issuer)
Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)
G2007L105

(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2007L105	SCHEDULE 13G/A	Page 2 of 10 Pages

1		NAME OF REPORTING PERSONS Lindsell Train Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 16,580,689*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 16,580,689*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,580,689*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.16%
12		TYPE OF REPORTING PERSON IA

* See Attachment A

CUSIP No. G2007L105	SCHEDULE 13G/A	Page 3 of 10 Pages

1		NAME OF REPORTING PERSONS Mr. Michael James Lindsell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 16,580,689*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 16,580,689*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,580,689*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.16%
12		TYPE OF REPORTING PERSON IN, HC

* See Attachment A

CUSIP No. G2007L105	SCHEDULE 13G/A	Page 4 of 10 Pages

1		NAME OF REPORTING PERSONS Mr. Nicholas John Train
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 16,580,689*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 16,580,689*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,580,689*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.16%
12		TYPE OF REPORTING PERSON IN, HC

* See Attachment A

CUSIP No. G2007L105	SCHEDULE 13G/A	Page 5 of 10 Pages

Item 1.	(a) Name of Issuer

Cazoo Group Ltd.

Item 1.	(b) Address of Issuer’s Principal Executive Offices

41 Chalton Street

London, NW1 1JD

United Kingdom

Item 2.	(a, b, c) Names of Person Filing, Address of Principal Business Office, Citizenship:

(a) This SCHEDULE 13G/A is being jointly filed by Lindsell Train Limited ("the Manager"), a corporation organized under the laws of England and Wales, United Kingdom, Mr. Michael James Lindsell and Mr. Nicholas John Train with respect to the ownership of shares of Class A Ordinary Shares, par value $0.0001 per share of the Issuer ("Class A Ordinary Shares") by several separately managed accounts over which the Manager has investment discretion and voting power ("the Managed Accounts"). The Manager and Messrs. Lindsell and Train are collectively referred to in this SCHEDULE 13G/A as the Reporting Persons.

(b) The address of the principal business office of the Manager and Messrs. Lindsell and Train is 66 Buckingham Gate, London SWIE 6AU, United Kingdom.

(c) The Manager is a corporation organized under the laws of England and Wales, the United Kingdom. Messrs. Lindsell and Train are citizens of the United Kingdom.

Item 2.	(d) Title of Class of Securities

Class A ordinary shares, par value $0.0001 per share.

Item 2.	(e) CUSIP No.:

G2007L105

CUSIP No. G2007L105	SCHEDULE 13G/A	Page 6 of 10 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. G2007L105	SCHEDULE 13G/A	Page 7 of 10 Pages

Item 4. Ownership*

Lindsell Train Limited

(a) Amount Beneficially Owned: 16,580,689

(b) Percent of class: 2.16%

(c) Number of shares as to which the person has:

(i) sole power to vote or direct the vote: 0

(ii) shared power to vote or direct the vote: 16,580,689

(iii) sole power to dispose or to direct the disposition of: 0

(iv) shared power to dispose or to direct the disposition of:16,580,689

B. Michael James Lindsell

(a) Amount Beneficially Owned: 16,580,689

(b) Percent of class: 2.16%

(c) Number of shares as to which the person has:

(i) sole power to vote or direct the vote: 0

(ii) shared power to vote or direct the vote: 16,580,689

(iii) sole power to dispose or to direct the disposition of: 0

(iv) shared power to dispose or to direct the disposition of:16,580,689

C. Nicholas John Train

(a) Amount Beneficially Owned: 16,580,689

(b) Percent of class: 2.16%

(c) Number of shares as to which the person has:

(i) sole power to vote or direct the vote: 0

(ii) shared power to vote or direct the vote: 16,580,689

(iii) sole power to dispose or to direct the disposition of: 0

(iv) shared power to dispose or to direct the disposition of: 16,580,689

*See Attachment A

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

The Reporting Persons have the power to direct the receipt of dividends from or the proceeds from the sale of the shares of Class A Ordinary Shares owned by the Client Accounts. The client Accounts have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Class A Ordinary Shares reported herein. The LF Lindsell Train UK Equity Fund has such rights with respect to more than five percent of the outstanding shares of Class A Ordinary Shares. Finsbury Growth and Income holds 3.23% of the outstanding shares of Class A Ordinary Shares.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G2007L105	SCHEDULE 13G/A	Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2023

Lindsell Train Limited

Michael C.Y. Lim
By:	/s/ Michael C.Y. Lim
Michael C.Y. Lim, Director

Mr. Michael James Lindsell
By:	/s/ Mr. Michael James Lindsell

Mr. Michael James Lindsell
By:	/s/ Mr. Michael James Lindsell

CUSIP No. G2007L105	SCHEDULE 13G/A	Page 9 of 10 Pages

Exhibit I:

Agreement

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the SCHEDULE 13G/A to which this Exhibit is attached, and such SCHEDULE 13G/A is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such SCHEDULE 13G/A and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other per- sons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 8, 2023

Lindsell Train Limited
Michael C.Y. Lim
By:	/s/ Michael C.Y. Lim
Michael C.Y. Lim, Director

Mr. Michael James Lindsell
By:	/s/ Mr. Michael James Lindsell

Nicholas John Train
By:	/s/ Nicholas John Train

CUSIP No. G2007L105	SCHEDULE 13G/A	Page 10 of 10 Pages

Agreement

1. Items 4(a) and (b) of SCHEDULE 13G/A

As of December 31, 2022, the Managed Accounts were the legal owners of 16,580,689 shares of Class A Ordinary Shares, respectively. Based on there being 767,959,326 shares of Class A Ordinary Shares, the Managed Accounts' holding represents approximately 2.16% of the outstanding Class A Ordinary Shares, respectively.

The Manager serves as investment manager to the Managed Accounts and has investment discretion and voting power over the shares of Class A Ordinary Shares held by the Managed Accounts. Accordingly, the Manager may be deemed to be the beneficial owner of the Class A Ordinary Shares.

Michael Lindsell owns a significant membership interest in the Manager and as such may be deemed to control shares held by the Manager by virtue of his interest in the Manager.

Nicholas Train owns a significant membership interest in the Manager and as such may be deemed to control shares held by the Manager by virtue of his interest in the Manager.

Each of the Reporting Persons disclaims beneficial ownership of the shares of Class A Ordinary Shares of the Issuer held by the Managed Accounts, except to the extent of any pecuniary interest therefrom, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.

2. Item 4(c) of SCHEDULE 13G/A

As of December 31, 2022, each of the Reporting Persons may be deemed to have the power to vote or to direct the voting of and to dispose or to direct the disposition of the 16,580,689 shares, respectively, of Class A Ordinary Shares held by the Managed Accounts.

Each of the Reporting Persons disclaims beneficial ownership of the shares of Class A Ordinary Shares held by the Managed Accounts, except to the extent of any pecuniary interest therefrom, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.